Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eyedaptic, Inc.
23421 South Pointe Drive
Laguna Hills, CA 92653
https://eyedaptic.com/

Up to $1,070,000.00 in Non-Voting Common Stock at $0.80
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eyedaptic, Inc.
Address: 23421 South Pointe Drive, Laguna Hills, CA 92653
State of Incorporation: CA
Date Incorporated: September 12, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 12,500 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,337,500 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $249.60

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds:

Invest within the first week and receive an additional 20% bonus shares

Super Early Bird Bonus:

Invest within the first two weeks and receive an additional 15% bonus shares

Early Bird Bonus:

Invest within the first three weeks and receive an additional 10% bonus shares

Last Chance Bonus:

Invest within the first four weeks and receive an additional 5% bonus shares

Amount-Based:

Amount-Based:

Tier 1: $500+

Quarterly Investor Newsletter from the CEO

Tier 2: $1,000+

5% Bonus Shares

Tier 3: $2,500+

5% Product Price Discount

Tier 4: $5,000+

5% Product Price Discount

5% Bonus Shares

Tier 5: $10,000+

10% Product Price Discount

7% Bonus Shares

Tier 6: $25,000+

15% Product Price Discount

10% Bonus Shares

Tier 7: $50,000+

Early new product access for Beta product

15% Bonus Shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Eyedaptic, Inc. will offer 10% additional bonus shares for all investments that are

committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting common stock at $0.80/share, you will receive and own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Concurrently with this offering, the Company may seek to raise funds in other offerings exempt from registration.

The Company and its Business

Company Overview

Eyedaptic, is a software company addressing the large unmet need in eye care of AMD (Macular Degeneration). Our wearable visually assistive solutions are based on open market Augmented Reality (AR) glasses acquired from third-party vendors. We at Eyedaptic then embed proprietary simulated natural vision software that is adaptive to the user's vision, environment, and habits. The software optimizes the users remaining vision with image processing enhancements and facilitate usage with machine learning algorithms. Our AR vision solution is sold through a distribution channel which incorporates optometrists, low vision specialists, ophthalmologists, and a low vision dealer network.

The company was founded in September 2016, as Ocutrx Technology Development, LLC and the named changed to Eyedaptic, LLC with a name brand that better described what our product does. Eyedaptic, LLC was converted to a corporation, Eyedaptic, Inc. on December 15, 2017.

Competitors and Industry

Eyedaptic competition comes from three primary areas:

1. Traditional Magnifying Devices – These are optical magnifying glasses, electronic magnifiers or CCTV desktop magnifiers from Vispero, Eschenbach or HumanWare.

2. Other Wearable solutions – Most wearable competitors use Virtual Reality that block peripheral vision and inhibit mobility (IrisVision, Esight, Nueyes) or Augmented Reality with an insufficient field of view for Macular Degeneration (Seeboost,

Oxsight).

3. "Non visual" Vision Aids – Some competitors help people with vision deficits navigate the world better, but do not help their eyesight or visual deficit. (Orcam, Aira)

Current Stage and Roadmap

<u>Current Development</u>

Eyedaptic's EYE2 glasses are currently on the market and generating revenue in the United States, supported with three full time employees. In addition to the EYE2 glasses, Eyedaptic also has other prototypes in development, including the EYE3 which is in end user Beta testing. A partnership with Vispero, a world leader in assistive technology for the visually impaired, was signed last year and announced in March 2020. The goal of this partnership is to expand the reach of visually assistive Augmented Reality (AR) devices. We at Eyedaptic believe that the partnership between Eyedaptic & Vispero will offer broader access to Eyedaptic's low vision solutions worldwide, which started with the USA engagement throughout 2020.

<u>Future Roadmap</u>

Eyedaptic's next visually assistive Augmented Reality prototype, EYE3, is currently in user beta testing. We anticipate launching this new device during the first half of 2021. Eyedaptic is also in the process of developing additional follow on products to offer more autonomous control and increased comfort. Planned beta testing for these follow-on solutions, currently called the EYE4, is expected to begin mid 2021.

The Team

Officers and Directors

Name: Jay E. Cormier

Jay E. Cormier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: April 07, 2017 - Present
  Responsibilities: President & CEO overseas & manages all operations and strategic functions of the company including (but not limited to): Engineering, Finance, Sales, Marketing, Operations, Legal, Business Development and User Engagement. (compensation $49,200 salary + certain equity ownership)

Name: Mitul Mehta, MD MS

Mitul Mehta, MD MS's current primary role is with University of California Irvine,

Health Sciences, Gavin Herbert Eye Institute. Mitul Mehta, MD MS currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: April 07, 2017 - Present
  Responsibilities: Oversee clinical engagements including (but not limited to): Clinical studies, user recruitment and engagement, Medical advice. (No salary; certain equity ownership)

Other business experience in the past three years:

- **Employer:** University of California Irvine, Health Sciences, Gavin Herbert Eye Institute
  Title: Associate Clinical Professor of Ophthalmology, Retina Division, Fellowship Director, Vitreoretinal Surgery
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Ophthalmologist & Professor

Name: Arthur Reidel

Arthur Reidel's current primary role is with Horizon Ventures. Arthur Reidel currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 15, 2017 - Present
  Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Other business experience in the past three years:

- **Employer:** Materna Medical
  Title: Board Director
  Dates of Service: December 01, 2010 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Horizon Ventures
  Title: Managing Director
  Dates of Service: February 01, 2012 - Present
  Responsibilities: Venture Partner

Name: Gerald Fitch

Gerald Fitch's current primary role is with . Gerald Fitch currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 15, 2017 - Present
  Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Name: David A. Watola

David A. Watola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: April 07, 2017 - Present
  Responsibilities: Technology & Product Development of core image processing technologies as well as product development for deployment in products. Including (but not limited to): algorithm development, user interfaces, hardware evaluation and bring up, infrastructure creation and maintenance. ($49,200 salary and equity compensation per the cap table)

Other business experience in the past three years:

- **Employer:** Montana Systems, Inc.
  Title: Sr. Principal Design Engineer
  Dates of Service: November 26, 2014 - Present
  Responsibilities: Architecture advice

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. We have a limited operating history and have a history of net losses, and we may not achieve or maintain profitability in the future. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Our long-term success is dependent upon our ability to successfully develop, commercialize and market our products, earn revenue, obtain additional capital when needed and, ultimately, to achieve profitable operations. We will need to generate significant additional revenue to achieve profitability.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health technology industry. However, that may never happen

or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We expect that our capital and operating expenditures will increase due to numerous factors, including, without limitation, the expected costs to attract, retain and train qualified employees, including technical, sales and marketing personnel, on a timely basis, and the related costs of such efforts; the anticipated costs of developing further the market for our products and services; and the expansion of our operations. We believe that we will need to raise additional funds through additional equity and/or debt financings or through other sources, in addition to the funds being raised in this offering. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The terms of any future debt financings may contain restrictive

covenants which limit our ability to pursue certain courses of action. There can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. There can be no assurance that a sufficient amount of working capital will be raised pursuant to this offering to continue our operations for any period of time. If adequate funds are not available, we may be required to eliminate certain aspects of our operations or to cease operations completely, which could have a material adverse effect on our business, financial condition and results of operations and result in a stockholder losing all of such stockholder's investment in this offering.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product and service, providing an Augmented Reality Visual Aid for low vision. Our revenues are therefore dependent upon the market for low vision aids.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

If we cannot innovate at the pace of our visual aid competitors, we may not be able to develop or exploit new technologies in time to remain competitive. The visual aid industry has in the past experienced rapid shifts to new key technologies, that are disrupting existing market patterns and for us to remain competitive, it is essential to develop and bring to market new technologies or to find new applications for existing technologies at an increasing speed. If we are unable to meet customer demands for

new technology, or if the technologies we introduce are viewed less favorably than our competitors' products, our results of operations and future prospects may be negatively affected. To meet our customers' needs in these areas, we must continuously design new products, update existing products and invest in and develop new technologies. Furthermore, our products may not perform as well in day-to-day use as we or our customers expect. Although we designed our visual aids to provide high image quality and functionality, we have collected limited data comparing our products to competitive devices. We conducted a clinical study to establish efficacy of our product which not been subject to external review and may not be reliable or replicable indicators of the general performance. Furthermore, because of our products' limited time in the market, we cannot be certain about the usable life of our products. Certain components of our visual aids may also offer reduced performance or wear out over time. For example, the rechargeable technology has a limited lifespan, and recharging performance will degrade over time. Delays or cost overruns in the development of our visual aid and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Eyedaptic was originally formed on September 12, 2016 under the name Ocutrx Technology Development, LLC, and subsequently changed it's name to Eyedaptic, LLC, which then converted into a corporation known as Eyedaptic, Inc., on December 15, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eyedaptic, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eyedaptic's Augmented Reality Visual Aid is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough

people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Despite our efforts, we may not be able to determine the extent of unauthorized use of our trademarks and other intellectual property rights. In any case, such efforts are difficult, expensive, and time-consuming, and there can be no assurance that infringing products could not be produced without our knowledge and consent.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The patent positions of software and medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be

advantageous to us. We may not be successful in our attempts to register certain trademarks. Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected and our competitive position may be harmed.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We may in the future be the subject of patent or other litigation. Our products and services may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. Furthermore, third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. . Our continued success will depend largely on the efforts and abilities of

our executive officers and certain other key employees. Our ability to manage our operations and meet our business objectives could be affected adversely if, for any reason, we are unable to recruit and retain executive talent.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Complying with new and existing government regulation could increase our costs significantly, reduce our growth prospects and adversely affect our financial results. Visual aids are considered medical devices subject to regulation by the FDA. We currently market our products pursuant to the FDA regulatory framework for visual aids, which are classified as Class I devices exempt from premarket review procedures. We market the Eyedaptic system devices as Class I exempt visual aids under existing regulations and are not dependent on the FDA's issuance of visual aid regulations for the marketing of our products. However, our devices may become subject to additional requirements in connection with such regulations in the future. If we fail to comply with U.S. or foreign federal and state healthcare regulatory laws, we could be subject to penalties, any of which could adversely impact our reputation and business operations. To the extent our products are or become covered by any federal or state government healthcare program, our operations and business practices may expose us to broadly applicable healthcare laws and regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. These laws may constrain the business and relationships through which we conduct our operations, including our sales and marketing practices. Including but not limited to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. As well as state laws governing the privacy, security and disposal of personal information and health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and similar data protection and healthcare laws and regulations in the EU and other jurisdictions in which we may conduct activities in the future.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eyedaptic, Inc. or in its computer systems could

reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eyedaptic, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a retailer, marketer and manufacturer of products designed for human use, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Previously unknown adverse reactions resulting from human use of our products could occur. In addition, our products are produced by third-party manufacturers. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We may in the future be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brand and lead to decreased demand for our products and services. Product recalls, repair or replacement costs due to guarantees we provide on our products, or our failure to successfully anticipate product returns may could also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The size and expected growth of our addressable market has not been established with precision, and we operate in a competitive industry, and competitive pressures could have a material adverse effect on our business.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of visual impairment across income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. The worldwide market for visual aids is competitive in terms of pricing, product quality, product innovation and time-to-market. We face competitors, which may be able to better exploit changes in our industry on a cost-competitive basis and to be more effective

and faster in capturing available market opportunities, which in turn may negatively impact our market share.

Advertising and other marketing campaigns to acquire new customers may not be successful or cost effective. The content of these campaigns are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

We market our visual aids through a mix of digital and traditional marketing channels. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition or fully understand or estimate the conditions and behaviors that drive consumer behavior. In connection with the marketing or advertisement of our products, we could be the target of claims relating to false, misleading, deceptive or otherwise noncompliant advertising or marketing practices, including under the auspices of the Federal Trade Commission and state consumer protection statutes. This could also result in litigation, fines, penalties and adverse publicity that could cause reputational harm and loss of customer trust, which could have a material adverse effect on our business, financial condition and results of operations.

Alternative technologies or therapies that improve or cure vision loss could adversely affect our business, financial condition and results of operations.

If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure the various forms of vision loss as an alternative to the visual aid, such as by surgical techniques, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales. The discovery of a cure for the various forms of vision loss and the development of other alternatives to visual aids could result in decreased demand for our products and, accordingly, could have a material adverse effect on our business, financial condition and results of operations.

Because we depend on outside partners for glasses and cellular phones on which our applications run, we may be unable to obtain adequate supplies of glasses or phones, which could result in product shortages and back orders for our products, with a resulting loss of net sales and profitability.

We acquire all of our glasses and cellular phones, when utilized, on which our applications run from third-party partners, and have no hardware manufacturing capabilities of our own. Any of our partners could discontinue selling to us. Although we believe that we could establish alternate sources, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for our products, with a resulting loss of net sales and profitability. In addition, real or perceived quality control problems with glasses or phones manufactured by our partners could negatively impact consumer confidence in our products or expose us to liability. Any transition to a new supplier, or any transition of

products between existing suppliers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of our products. Furthermore, the manufacture of our products is complex and requires the integration of a number of components from several sources of supply. Our suppliers must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost.

We depend on outside partners for channel and distribution relationships to support and access our customers, that if severed could result in loss of net sales and profitability.

The network of dealers and channel partners we utilize are associated with our strategic channel partner. In order to scale our customer engagement, we depend on a network of partners and dealers to support our prospective customer base. If these relationships were to be severed, we would have to rebuild these relationships, and it could have a material adverse effect on our business, financial condition and results of operations.

Any future international expansion will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition and results of operations.

Historically, our sales have been to customers in the United States. To the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams and general managerial resources. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by consumers in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition and results of operations. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.

We are subject to risks related to public health crises such as the global pandemic associated with COVID-19. While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future

negatively affect our liquidity, including our ability to repay our existing indebtedness. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic subsides. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of our products sold after the pandemic has subsided.

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers 'manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations. We are dependent on international suppliers, which exposes us to foreign operational and political risks that may harm our business.

Our corporate headquarters are located in Orange County, California, which has experienced both severe earthquakes and wildfires. Severe weather, natural disasters and other calamities, such as pandemics(including COVID-19), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our suppliers 'operations, and have a material adverse effect on our business, financial condition and results of operations. Our reliance on international operations exposes us to risks and uncertainties, including: controlling quality of supplies; trade protection measures, tariffs and other duties, especially in light of trade disputes between the United States and several foreign countries, including China and countries in Europe; political, social and economic instability; the outbreak of contagious diseases, such as the novel coronavirus (COVID-19); laws and business practices that favor local companies; import and export license requirements and restrictions; difficulties in the protection of intellectual property; exchange controls, currency restrictions and fluctuations in currency values; and potential adverse tax consequences. If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Your investment could be repurchased by the Company

The subscription agreement includes a provision that gives the Company the right to repurchase the shares you purchase. The Company's right is triggered if the Company determines in its sole discretion that the securities of the Company will be held of record by a sufficient number of people that the Company will be required to register a class of its equity securities under the Securities Exchange Act of 1934, as amended. The Company's right is also triggered if the investor meets any of the following three criteria: (1) the investor is determined to be a "Bad Actor" as defined in Rule 506(d) of Regulation D, (2) the investor brings a lawsuit against the Company, or (iii) the investor, directly or indirectly, competes with the business of the Company. If the Company exercises its repurchase right, the purchase price for the investor's shares is

the greater of (i) the purchase price paid for such shares and (ii) the fair market value of such shares, as determined by an independent appraiser of securities chosen by the Company.

Our financial reviewer has issued a "going concern" opinion

Our financial reviewer has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Eyedaptic has not generated profits since inception, and we have had a history of losses. We have sustained a net loss of $653,856 and $795,652 in the years ended December 31, 2019 and December 31, 2018, respectively, and have an accumulated deficit of $1,580,116 as of December 31, 2019. The financial review report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cormier Family Trust	7,300,000	Common Stock	72.0
Cormier Family Trust	67,610	Convertible Note	72.0

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,500 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 16,000,000 with a total of 10,127,044 outstanding.

Voting Rights

Each share carries one vote.

Material Rights

DRAG ALONG RIGHTS

If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

Non-Voting Common Stock

The amount of security authorized is 9,000,000 with a total of 4,910,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Note, the total amount of shares on a fully diluted basis (4,910,000) includes 2,160,000 shares issued and 2,750,000 shares pursuant to outstanding stock options and shares reserved pursuant to a stock plan.

DRAG ALONG RIGHTS

If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

Repurchase Right

If (a) the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, or (b) the undersigned (i) is determined to be a "Bad Actor" as defined in Rule 506(d) of Regulation D, (ii) brings a lawsuit against the Company, or (iii) is a Competitor, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (A) the Purchase Price and (B) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Conversion Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this repurchase right, the following terms shall have the meanings set forth below:

"Business" means the business of producing solutions that address age-related macular degeneration.

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Competitor" means the undersigned engages in, provides consulting services to, employed by or has any interest in (whether as a proprietor, partner, director, officer, employee or stockholder) any corporation, general or limited partnership, association, limited liability company, sole proprietorship, trust or other entity or organization, other than the Company, which is engaged in a business that directly competes with the Business.

"Conversion Price" means the price per share of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,075,000.00
Maturity Date: January 22, 2022

Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,900,000.00
Conversion Trigger: Qualified Financing of 2M+

Material Rights

Optional Conversion at Non-Qualified Financing. If the Company consummates, on or prior to the Maturity Date, an equity financing pursuant to which it sells shares of Next Round Securities in a transaction that does not constitute a Qualified Financing, then each Investor shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

Conversion at Maturity: If the Note remains outstanding on the Maturity Date, then each Investor may, at its option, convert the outstanding principal balance of the Investor's Note and any unpaid accrued interest into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $6,900,000 by the number of outstanding shares of common stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Extension of Maturity: If the Note remains outstanding on the Maturity Date, then each Investor may, at its option, elect to extend the Maturity Date (and not convert the outstanding principal balance of the Investor's Note and any unpaid accrued interest into shares of the Company's common stock).

Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor's option, either (a) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, or (b) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $6,900,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Pro-Rata Rights: Subject to applicable securities laws, the Investors shall have the right (the "Pro Rata Right"), but not the obligation, to purchase its Pro Rata Portion (as defined below) of all shares of the Company's capital stock sold and issued to institutional, financial or strategic investors for capital raising purposes (an "Equity Financing"). The Company shall provide the Investors with written notice of the initial closing of an Equity Financing (the "Company Notice") to allow the Investors to decide whether or not to exercise their Pro Rata Rights, and each Investor shall provide written notice to the Company of its intention to exercise such Investor's Pro Rata Right. If an Investor does not affirmatively exercise such Investor's Pro Rata

Right within ten (10) days of the Company Notice, such right shall lapse with respect to such Equity Financing. As used herein, each Investor's "Pro Rata Portion" shall be calculated, at each Equity Offering, by dividing (i) the number of shares of Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of all securities then held, by the Investor by (ii) the total number of shares of Common Stock outstanding immediately prior to such Equity Offering (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including shares of common stock reserved and available for future grant under any equity incentive or similar plan of the company).

Pre Payment: The principal and accrued interest may not be prepaid unless approved in writing by the Majority Holders.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,425,000.00
  Use of proceeds: Product Development
  Date: January 22, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

The following discussion is based on unaudited operating data and has been prepared by an accountant that has completed a financial review of these statements.

Revenue

Revenue began in 2019 with the soft launch of our first product, EYE2. Given that sales started at the very end of 2019, this resulted in 5 units sold. We expect revenue to grow during 2020 pandemic, as we launch our product in the United States in conjunction with Vispero, the world leader in low vision aids.

Cost of sales

Cost of sales were based on the cost of the units sold, in addition to accessories purchased for sale with the units.

Gross margins

Gross margins in 2019 of 19% was minimal due to the introductory, and temporary, pricing provided at time of soft launch of the first product. Gross margins are expected to expanded in 2020 as typical sales prices normalize based on market launch. Margins are expected to reach typical levels of approximately 50%, based on current invoiced shipments, through our partnership channel, and potentially higher in the range of 60% to 70% through medical eye care channels.

Expenses

Expenses in 2019 were flat to down from 2018. These expenses decreased due to timing of the first new product launch, EYE2. Prototype product the beginning of 2018 looked promising, and lead to a preemptive ramp up of expenses across all functions. After further user testing, the decision to delay product launch was accompanied with a reduction in expenses. This reduction was maintained throughout 2019. Direct expenses are projected to increase in 2020 as the company expands production and revenue. R&D is expected to remain flat as product development is directed on to new products, after launch of the first product at the end of 2019. G&A as well as Sales and Marketing are expected to grow year on year, primarily based on increased expenses in operations and on incremental increase in sales head count to support production.

Historical results and cash flows:

See discussion of 2020 expectations in discussion of 2019 Financial Statements.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand exceeds $400,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Other sources of capital include further capital support from the current investor base, as well as Grant Proposals sumbitted to the NSF (National Science Foundation).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Fund raising from the Reg CF campaingn are important to the viability of the company but not necessary. Prior funding rounds exceed $2M from a variety of angel investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With current cash on hand, at a $42K per month burn rate (which is the average for the first three quarters of 2020), allows approximately 10 months of operation. Any revenue further extends the runway.

How long will you be able to operate the company if you raise your maximum funding goal?

Reaching the maximum funding goal, will add additional 10-12 months runway, bringing the total operating time for the company to roughly 2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Alternative and future sources of capital include submitted SBIR/NSF (Small Business Innovation Research/National Science Foundation) Grants for development of new products can offer future non dilutive capital. Strategic partnerships can also offer further sources of capital, as well as possible future raises with the current angel investor base.

Indebtedness

- **Creditor:** Investors
  Amount Owed: $1,075,000.00
  Interest Rate: 6.0%
  Maturity Date: January 22, 2022
  Convertible Note to Equity at Maturity ($1,075,000 amount outstanding of the total $1,425,000 offering) all on the same material terms.

Related Party Transactions

- **Name of Entity:** Jay Cormier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $130,110.00 total investment
  Material Terms: Equity & Convertible Note Investments across all funding

rounds.

- **Name of Entity:** Mitul Mehta
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $100,000 total investment
  Material Terms: Equity & Convertible Note Investment across funding rounds

- **Name of Entity:** Gerald Fitch
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $190,000 Total Investment
  Material Terms: Equity & Convertible Note Investment across funding rounds

- **Name of Entity:** Arthur Reidel
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $112,500 total investment
  Material Terms: Equity & Convertible Note Investment across multiple funding rounds

- **Name of Entity:** David Watola
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $19,000 total investment
  Material Terms: Equity & Convertible Note Investment across multiple funding rounds

Valuation

Pre-Money Valuation: $12,029,635.20

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,075,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

<u>Valuation Basis</u>

Market comps from both the visual aid market as well as the hearing aid market were used to develop the valuation.

Comps are as follows (when companies were at similar stages to Eyedaptic). In all cases the served available market is either the same market or a closely related market with similar market dynamics and equivalent market size:

Orcam (head-mounted optical character reader) - at time of Beta Launch raised $15M at a $100M valuation.

Aira (head-mounted visual navigator) - prior to expansion to production raised $12M at a ~$32M valuation.

Iris Vision (Virtual Reality visual aid) - at early production raised $6.6M at a ~$15M valuation.

Eargo (Hearing aid) - at the time of Beta Launch raised $13M at a ~$50M valuation.

Eyedaptic valuation was chosen to be at the lower end of the valuation range, given the risk associated with the COVID pandemic.

The Company set its valuation internally, without a formal-third party independent evaluation. Data related to the comparables are derived from public reports, the PitchBook, Crunchbase and internal research.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Advertising and crowdfunding preparation, including continued digital advertising and content programs for customer acquisition purposes.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  18.0%
  Advertising and crowdfunding preparation, including continued digital advertising and content programs for customer acquisition purposes.

- *Research & Development*
  19.0%
  Completion of beta product and development of follow on product(s).

- *Company Employment*
  29.0%
  Software and Machine learning Engineering, including test & quality engineering. Expansion of sales and support as well as accounting and marketing support.

- *Operations*
  5.0%
  Expansion of production capabilities, in order to increase product output to support revenue growth.

- *Working Capital*
  4.0%
  Expansion of Inventory to support supply chain demands.

- *Inventory*
  4.0%
  Supply chains are challenged during the COVID pandemic and therefore to maintain customer service levels an increase in inventory is warranted.

- *Other*
  17.5%
  Legal services fees and CPA fees, in conjunction with crowdfunding, is required for compliance purposes and to ensure continued compliance. Continued Intellectual Property (Patents and Trademarks) prosecution and expansion of patent coverage, especially in the international arena.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://eyedaptic.com/ (Will post under a FAQ on the website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eyedaptic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eyedaptic, Inc.

[See attached]

Eyedaptic, Inc.
A California Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2019 and 2018

EYEDAPTIC, INC.
TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements as of December 31, 2019 and 2018 and for the years then ended:	
Balance Sheets (unaudited)	2
Statements of Operations (unaudited)	3
Statements of Changes in Stockholders' Equity/(Deficit) (unaudited)	4
Statements of Cash Flows (unaudited)	5
Notes to Financial Statements (unaudited)	6–15



To the Board of Directors of
Eyedaptic, Inc.
Laguna Niguel, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Eyedaptic, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 25, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Eyedaptic, Inc.
Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS		
Current assets:		
Cash and cash equivalents	$ 184,512	$ 450,608
Inventory	20,535	-
Prepaid expenses and deposits	7,021	-
Total assets	$ 212,068	$ 450,608
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 30,185	$ 1,263
Convertible promissory note	625,000	-
Interest payable	63,272	22,247
Total current liabilities	718,457	23,510
Convertible promissory note, less current portion	135,000	625,000
Total liabilities	853,457	648,510
Commitments and contingencies (Note 9)		
Stockholders' equity (deficit):		
Voting common stock, $0.0001 par value, 14,000,000 shares authorized, 9,320,000 shares issued and outstanding as of both December 31, 2019 and 2018, respectively	932	932
Non-voting common stock, $0.0001 par value, 6,000,000 shares authorized, 1,960,000 and 1,560,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	196	156
Additional paid-in capital	937,599	727,270
Accumulated deficit	(1,580,116)	(926,260)
Total stockholders' equity (deficit)	(641,389)	(197,902)
Total liabilities and stockholders' equity (deficit)	$ 212,068	$ 450,608

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Eyedaptic, Inc.
Statement of Operations (Unaudited)
For the year ended December 31, 2019 and 2018

	Year Ended December 31,	
	2019	2018
Net revenue	$ 5,580	$ -
Cost of net revenue	4,522	-
Gross profit	1,058	-
Operating expenses:		
Research and development	411,683	326,199
Sales and marketing	45,612	134,081
General and administrative	166,593	313,125
Total operating expenses	623,888	773,405
Loss from operations	(622,830)	(773,405)
Other income (expense):		
Other income	10,000	-
Interest expense	(41,026)	(22,247)
Total other income (expense), net	(31,026)	(22,247)
Provision for income taxes	-	-
Net loss	$ (653,856)	$ (795,652)
Weighted average common shares outstanding - basic and diluted	10,903,014	10,880,000
Net loss per common share - basic and diluted	$ (0.06)	$ (0.07)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Eyedaptic, Inc.
Statement of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the year ended December 31, 2019 and 2018

| | Voting Common Stock | | Non-Voting Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2017	9,320,000	$ 932	1,560,000	$ 156	$ 726,412	$ (130,608)	$ 596,892
Stock-based compensation expense	-	-	-	-	858	-	858
Net loss	-	-	-	-	-	(795,652)	(795,652)
Balances at December 31, 2018	9,320,000	932	1,560,000	156	727,270	(926,260)	(197,902)
Exercise of stock options	-	-	400,000	40	1,440	-	1,480
Stock-based compensation expense	-	-	-	-	208,889	-	208,889
Net loss	-	-	-	-	-	(653,856)	(653,856)
Balances at December 31, 2019	9,320,000	$ 932	1,960,000	$ 196	$ 937,599	$ (1,580,116)	$ (641,389)

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

-4-

Eyedaptic, Inc.
Statement of Cash Flows (Unaudited)
For the year ended December 31, 2019 and 2018

	Year Ended December 31,			
	2019		2018	
Cash flows from operating activities:				
Net loss	$	(653,856)	$	(795,652)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		208,889		858
Changes in operating assets and liabilities:				
Inventory		(20,535)		-
Prepaid expenses and deposits		(7,021)		-
Accounts payable		28,922		1,263
Interest payable		41,025		22,247
Net cash used in operating activities		(402,576)		(771,285)
Cash flows from financing activities:				
Proceeds from convertible promissory note		135,000		625,000
Exercise of stock options		1,480		-
Net cash provided by financing activities		136,480		625,000
Net change in cash and cash equivalents		(266,096)		(146,285)
Cash and cash equivalents at beginning of year		450,608		596,893
Cash and cash equivalents at end of year	$	184,512	$	450,608
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

1.   **NATURE OF OPERATIONS**

Eyedaptic, Inc. (the "Company") was incorporated on December 15, 2017 under the laws of the State of California. The Company develops visual aid software, enabled by augmented reality hardware, for macular degeneration and other retinal diseases. The Company is headquartered in Laguna Niguel, California.

2.   **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $653,856 and $795,652 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $1,580,116. The Company has current liabilities in excess of current assets of $506,389, however this includes $625,000 in convertible notes at December 31, 2019. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2018, the Company has cash of $200,608 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2019 and 2018, inventory consisted of eyewear products purchased from the Company's suppliers. Management reviews its inventory for obsolescence and impairment annually and did not record a reserve for obsolete inventory for the years ended December 31, 2019 and 2018.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2019 and 2018 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its eyewear products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2019 and 2018.

Cost of Revenue

Cost of revenue consists primarily of inventory sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve

inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	Year Ended December 31,	
	2019	2018
Convertible promissory note*	1,697,849	1,334,830
Options to purchase common stock	2,245,000	2,610,000
	3,942,849	3,944,830

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of December 31, 2019 and 2018. See Note 4 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842).* This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07").* ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-

based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   CONVERTIBLE PROMISSORY NOTE

In 2018, the Company issued twelve convertible promissory notes (the "2018 Notes") for an aggregate principal amount of $625,000. The Notes are subject to automatic conversion upon a qualified equity financing in excess of $2,000,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert into shares of common stock at a conversion price equal to the lesser of (i) 85% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $6,900,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans). If the 2018 Notes remain outstanding on the maturity date, then the outstanding principal shall automatically convert at a price equal to $6,9000,000 divided by the dilutive common shares outstanding. At the Company's option, any unpaid accrued interest may be either paid in cash or converted per the terms above. Upon a change in control, the holder will be repaid the outstanding principal and accrued interest.

In 2019, the Company issued five convertible promissory notes (the "2019 Notes") for an aggregate principal amount of $135,000. The 2019 Notes have the same conversion terms above, except for that: 1) noteholders of the 2019 Notes may convert into shares of common stock for a future equity financing that does not constitute a qualified financing under the qualified terms above; 2) Upon a change in control, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the 2018 Notes into shares of common stock at a price equal to $6,900,000 divided by the dilutive common shares outstanding.

The Notes have a 2-year term, with the 2018 Notes maturing throughout 2020 and the 2019 Notes maturing in 2021. The notes bear interest at 6% per annum. Interest expense on these notes was $41,026 and $22,247

for the years ended December 31, 2019 and 2018, respectively, and accrued interest payable was $63,272 as of December 31, 2019.

5. STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company authorized 14,000,000 shares of voting common stock and 6,000,000 shares of non-voting common stock at $0.0001 par value as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, 11,280,000 and 10,880,000 total common shares were issued and outstanding, respectively.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

During the year ended December 31, 2019, the Company issued 400,000 shares of non-voting common stock pursuant to exercises of stock options for proceeds of $1,480.

6. STOCK-BASED COMEPENSATION

Eyedaptic, Inc. 2018 Stock Plan

The Company has adopted the Eyedaptic, Inc. 2018 Stock Plan ("2018 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2018 Plan was 3,350,000 shares as of December 31, 2019 and 2018. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. As of December 31, 2019 and 2018, there were 705,000 shares and 740,000 shares available for grant under the Plan. Time-based stock options granted under the 2018 Plan typically vest over a five-year period. Performance-based options granted vest based on defined milestones as defined in the option agreements.

A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2017	-	$ -	$ -
Granted	2,610,000	0.0037	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2018	2,610,000	$ 0.0037	$ 1,096,823
Granted	35,000	0.0037	
Exercised	(400,000)	0.0037	
Forfeited	-	-	
Outstanding as of December 31, 2019	2,245,000	$ 0.0037	$ 1,114,194
Exerciseable as of December 31, 2018	10,000	$ 0.0037	
Exerciseable as of December 31, 2019	32,000	$ 0.0037	

	December 31,	
	2019	2018
Weighted average grant-date fair value of options granted during year	$0.50	$0.50
Weighted average duration (years) to expiration of outstanding options at year-end	8.80	9.80

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2019	2018
Risk-free interest rate	1.90 - 2.44%	2.44 - 3.06%
Expected term (in years)	6.00	5.88 - 6.08
Expected volatility	84.4%	114.2%
Expected dividend yield	0%	0%

During the year ended December 31, 2018, 2,560,000 of the total options granted were performance-based options. All options granted during 2019 were time-based. During 2019, a holder exercised 400,000 options that vested upon milestone completions at an exercise price of $0.0037 per share for $1,480. As of December 31, 2019, there were no other performance-based options which had vested.

The total grant-date fair value of the options granted during the years ended December 31, 2019 and 2018 was $17,500 and $1,304,940, respectively. Stock-based compensation expense for stock options of $208,889 and $858 was recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively and included in research and development expenses in the statements of operations. Total unrecognized compensation cost related to non-vested time-based stock option awards amounted to $32,710 and $24,084 as of December 31, 2019 and 2018, respectively, and will be recognized over a weighted average period of 3.1 years as of December 31, 2019. As of December 31, 2019 and 2018, total unrecognized compensation related to non-vested milestone-based stock option awards amounts to $1,080,000 and $1,280,000, respectively.

7.   INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to stock-based compensation expense, cash-to-accrual differences, and net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $347,856 and $223,139, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	$ 323,559	$ 216,530
Cash to accrual differences	24,297	6,609
Valuation allowance	(347,856)	(223,139)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative

evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $347,856 and $223,139 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $124,717 and $223,139 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,151,047 and $770,297, which may be carried forward and will expire between 2036 and 2039 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

8.   RELATED PARTY TRANSACTIONS

Of the convertible promissory notes outstanding, a total of $97,610 were with related parties consisting of the Chief Executive Officer, management, and board members. See Note 4.

9.   COMMITMENTS AND CONTINGENCIES

Lease Agreements
In February 2018, the Company entered into an operating lease for office space. The lease term commenced on May 1, 2018 and expires on April 30, 2019. The lease term was extended to April 30, 2020. The agreement requires monthly base rent payments of $3,099.

Contingencies
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.   SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines

in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company's research and development activities have been impacted due to the lack of full access to the Company's facilities and its resources. The effects of the potential impact cannot be estimated at this time. The Company received approximately $31,000 in proceeds under the Payroll Protection Program.

During 2020, the Company issued several convertible promissory notes for total proceeds of $665,000 at similar terms to the 2018 and 2019 Notes.

In October 2020, the Company noteholders converted $350,000 in principal into 807,044 shares of common stock.

In October 2020, the Company issued 200,000 shares of common stock pursuant to exercises of stock options.

In October 2020, the Company amended its Articles of Incorporation to authorize a total of 25,000,000 common shares, of which 16,000,000 shares are authorized as voting and 9,000,000 shares are authorized as non-voting.

Management has evaluated subsequent events through November 25, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Eyedaptic

Augmented Reality Glasses for Vision Loss



$0.00 raised

0 Investors	**$12M** Valuation
$0.80 Price per Share	**$249.60** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

Website | Laguna Hills, CA | HEALTH TECH

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Eyedaptic glasses use augmented reality technology to improve vision for those who suffer from AMD (age-related macular degeneration) and other central vision impairments.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- ~400 million people worldwide suffer from various retinal diseases and nearly half of them suffer from AMD (Age-Related Macular Degeneration)
- The only Augmented Reality glasses on the market, with over 40 degrees FOV (Field-of-View), to simulate natural vision!
- Eyedaptic has received multiple finalist awards across a variety of ophthalmology and technology organizations such as Vision Tank Start-Up Competition and High Tech



OVERVIEW

Enhancing vision to revitalize life

Eyedaptic CEO, Jay Cormier, founded the company after his grandmother started losing her vision due to the incurable condition, AMD (age-related macular degeneration). Upon further research, he discovered that AMD is the leading cause of vision loss for people over 60, and affects more than 15 million Americans and 170 million people worldwide (source).

Age-Related Macular Degeneration



Affects 15M+ Americans



Leading cause of vision loss for people 60+



Affects 170M worldwide

Having had experience with Augmented Reality in the past, Cormier began to consider whether the technology could provide a solution to AMD. Cormier and his partner/CTO, Dave Watola, did not have medical backgrounds and so they sought the help of two ophthalmologists/retina specialists, Dr. Mitul Mehta and Dr. Brian Kim.

It quickly became clear to all of them that there was a significant need for a solution to AMD. So Cormier and Watola teamed up with the two doctors to found Eyedaptic.


edaptic
HARVARD

**All images are of past prototypes or our production product. Final results may differ.*

THE PROBLEM

No cure for the leading cause of age-related blindness

AMD is the leading cause of blindness for people over the age of 60. 90% of AMD cases are classified as Dry AMD, which has no cure (source). The disorder affects patients' central vision, the fine, detailed segment of our vision that is used for reading or using a computer. This makes everyday tasks for sufferers extremely challenging, especially when many of us dependent on our phones, computers and other devices.

Age-Related AMD Leading Cause Of Vision Loss For People Age 60+





<40s   40s - 60s   > 60s

150M+ people worldwide — THERE IS NO CURE

The other 10% are referred to as Wet AMD, which is treated by several drugs that only slow the progression.



- **250M+** people are affected by retinal disease globally

- **170M+** people are affected by AMD specifically

- **90%** of these people have **Dry AMD** — where there is currently **no cure or therapy**

THE SOLUTION

AR technology proven to enhance vision!

Eyedaptic has harnessed the power of augmented reality technology to create a pair of glasses that simulate natural vision. Eyedaptic's EYE2 glasses are the only Augmented Reality (AR) glasses on the market that capture over 40 degrees of the patients' FOV (field of view).

First-Of-Its-Kind Augmented Reality Glasses





40° capture of patient' FOV

Adaptive user interface
for hands free use

All images are of past prototypes or our production product. Final results may differ.

Our glasses have an adaptive user interface for hands-free autonomous usage, as well as a range of controls to customize the user experience. This allows users to function more normally with a more natural viewing experience.



- 👁 Smart eyewear with proprietary software that instantly enhances vision

- 👁 Non-invasive, state-of-the-art, visual assistive AR technology

- 👁 Simulates natural vision & optimizes useful peripheral vision

- 👁 Customized & adapts to users needs (vision, habits, environment)

THE MARKET

Comparable to the global hearing aid

Comparable to the global hearing aid market, valued at $8 billion

Of the over 400 million people worldwide with various retinal diseases, nearly half of them (approximately 170 million) suffer from some sort of AMD (source, source, source) Others suffer from retinal diseases like Stargardt's Disease and DME (Diabetic Macular Edema) that also lead to a loss of central vision. Of the total macular degeneration patient population, it is estimated that roughly 90% suffer from dry AMD, which has no cure or therapy (source).

Retinal Disease Worldwide



- **400M** people suffer from retinal diseases worldwide
- **~170M** people have AMD specifically
- **90%** suffer from Dry AMD

A comparable industry is that of global hearing aids, which has a similar market size, demographics and direct consumer payable. The hearing aid market is worth over $8B today and is projected to reach $14.45B by 2026 (source).

OUR TRACTION

Multiple finalist awards since our recent launch, and a new product in the works

After a clinical study and a beta product release, Eyedaptic launched at the end of 2019 with its current iteration of hardware and software. In March, we announced our partnership with Vispero, the world-wide leader in low-vision aids and other assistive technologies. This provided us increased access to the low vision market.



In the last year, Eyedaptic has received multiple awards across a variety of ophthalmology and technology organizations. A few noteworthy accolades include:

- 2020 Vision Tank Start-Up Competition winner
- 2020 Orange County High Tech Award Finalist
- 2020 SXSW Pitch Finalist,
- 2nd place at Quick Pitch San Diego,
- Nominee for Orange County Business Journal's Top Innovators of the Year

In addition, we have a new pair of glasses that features enhanced image quality, form factor, and comfort. This product includes a new hardware platform, increased software capability and a redesigned user interface. We have kicked off beta testing with a launch planned for early 2021.








THE BUSINESS MODEL

Distributed through MDs and ODs, with high profit margins

Eyedaptic glasses are distributed through low vision specialists, who are specialized optometrists, and also through our partner's dealer network of low vision distributors. The glasses are sold on average at a price of $3K to $6K (priced in line with hearing aids). The retailer will potentially make roughly 20% to 30% margin. Cost of Goods is in the $500 to $1500 range, leaving a Gross Margin in the range of 50% to 70%. We also plan to distribute through general optometrists, which will produce similar profit margins.



Average Selling Price

$2995K - $5995K

Cost Of Goods

$500 - $2000

Gross Profit Margin

$1500 - $2500

Our USA pilot partnership with Vispero is one in which they act as our distributor and support partner. This enables quicker servicing of the market and scalability, and lower expense overhead. This creates a lower need for working capital in sales, marketing and logistics. This can also potentially provide access to additional markets around the world in the future.

Eyedaptic's current channels for lead generation and sales include direct to consumer advertising and referrals from local doctors. We will continue to test this model in the near future. However, once our product becomes more widely used and supported by MDs and ODs, we aim to develop a direct to consumer model, much like that of the hearing aid industry.

WHAT WE DO

Simulating natural vision with ease and comfort!

At Eyedaptic, we make augmented reality (AR) glasses specialized for people with AMD. We first start with open market AR glasses that have satisfactory Field of

AMD. We first start with open market AR glasses that have satisfactory Field of View (FOV)



1
Image Capture
2
Eyedaptic
Real-time Processing
3
AR Projection
Proprietary Software
Integrates With Real World & Wearable For Mobility
9 Patents Pending
U.S. FDA Class 1 Exempt Device



Before
After
Adaptive Systems
Image Enhancements
Pixel Remapping
Autonomous UI with Machine Learning

HOW WE ARE DIFFERENT

No other visual aid like ours exists on the market!

The basic concept for a product like ours was first conceived by NASA about 30 years ago. However, wearable electronic technology is relatively new. Until recently, a comfortable, mobile, wearable solution with the computing power to handle advanced image processing and machine learning algorithms simply did not exist.

Our proprietary software, which uses image enhancement, pixel remapping and machine learning, provides both enhanced vision as well as a natural viewing experience.



**All images are of past prototypes or our production product. Final results may differ.*

Our algorithms perform double duty, first analyzing images, then monitoring the embedded motion sensor data to infer the user's focus of attention. In addition, the software enhances images to help the user see the real world more clearly and optimize their remaining peripheral vision.

Based on our surveys most visual aids on the market today are essentially magnification devices like magnifying glasses or CCTV systems. These only work for close up tasks, and are not hands free for mobility.





> Most visual aids on the market today are ***essentially magnification devices*** like magnifying glasses or CCTV systems.

Our product is an FDA Class I Exempt device, which does not require FDA approval or clinical trials to go to market. Our visual aid allows for major cost savings and enables a more frequent product update cycle.

We believe based on feedback from our customers that competitors have tried to create similar concepts with Virtual Reality (VR), but the head mounted devices are heavy and cumbersome. Also, they isolate the user from the real world, handicapping the user by cutting off their peripheral vision entirely.

Our Competition Is Limited



IRISVISION
NuEyes
eSight
seeBOOST
OX·SIGHT
Eyedaptic
{CyberTimez}
ORCAM
aira
Field of Vision
Mobility & Quality of Life
Virtual Reality Limitations
Adaptive
Limited Field of View
Non-Visual

*Based on internal research

We aim to be world leader in wearable visual aids

Eyedaptic's ultimate mission is to be the leader in our space. We envision being the primary manufacturer of the market-leading wearable visual aid device that simulates natural vision.





All images are of past prototypes or our production product. Final results may differ.

OUR LEADERSHIP

A unique blend of expertise in technology, optometry, ophthalmology, engineering

and business

CEO, Jay Cormier, and CTO, Dave Watola, are both experienced technology executives. They have had successful careers at both hardware and software companies with multiple successful exits under their belts. Their MD co-founders, Dr. Mitul Mehta and Dr. Brian Kim, are both retina specialists who see many AMD patients on a daily basis. Both have software and engineering backgrounds to successfully bridge any gaps between the technology and the patient.



Jay Cormier
CEO



Dave Watola
CTO



Dr. Mitul Mehta
MD Co-Founder
Chief Medical Officer



Dr. Brian Kim
MD Co-Founder

Our board of advisors are amongst world leaders in the fields of ophthalmology, optometry, and low vision specialization. All have long, successful track records in helping people with eye conditions. Our board of directors is composed of successful and experienced early-stage CEOs and investors.

WHY INVEST

Eyedaptic has proven efficacy and the ability to change millions of lives

Eyedaptic is serving one of the largest unmet needs in medical vision today, with over 150 million people affected worldwide (source, source, source, source) Our

one-of-a-kind AR visual aid solution enables AMD patients to perform everyday tasks and remain independent.



Successful Task Completion (N=20)

Over 5X Improvement

Bill   Cans   Signs

● Without Eyedaptic   ● With Eyedaptic

*Published results of a clinical study

With multiple successful exits under our belts, a proven market model, and an experienced team that understands both the technology and medical fields, we have the necessary components to potentially make Eyedaptic the world leader in wearable visual aids. We have already secured investments from Tech Coast Angels, Band of Angels, and New York Angels, and members of the America Retina Forum. With your help and this raise, we are just one step closer to improving lives all over the world.



This testimonial may not be representative of the experiences of other customers and is not a guarantee of future performance or success.

2017

EYE1

First Prototype

2018

Clinical Study Initiated

Inaugural Clinical Study of Eyedaptic Augmented Reality Visual Aid - focused on Tasks of Daily Living

March 2019

CSUN ASSISTIVE TECHNOLOGY CONFERENCE

CSUN Conference Paper

Clinical Study Results Presented at Assistive Technology Conference

July 2019

EYE2

Beta Prototype Completed

November 2019

500 Hours of Beta Usage

A cumulative 500 hours of beta usage achieved on Eyedaptic glasses

November 2019

EYE2 Soft Launch

Limited Pilot Launch of EYE2 Product

March 2020

Vispero

Vispero & EYE2 Launch

Strategic Partnership with Vispero (the world leader in low vision aids) announced

August 2020

EYE3

Beta Prototype Completed & Benchmarked

September 2020

$50,000 Revenue

Revenue of EYE2 surpasses $50,000

October 2020

Beta Users EYE3

In-home Beta testing started with EYE3

1st Half 2021

EYE3 Launch

Planned USA Launch of EYE3 Product

2nd Half 2021

EYE4

Planned completion of Beta Prototype

2022

EYE3 International Launch

Planned Worldwide Launch of EYE3 Product

2022

EYE4 Launch

Planned Launch of EYE4 Product

In the Press













Sight Tech Global | INNOVATOR 2020 NOMINEE | HIGH TECH AWARDS HTA Finalist 2020 | Eyedaptic vision tank | MEDIA PLANET | Assistive Technology Update

    

SHOW MORE

Meet Our Team



Jay Cormier
CEO & Founder

As an experienced technology executive and entrepreneur, Jay has a strong track record of founding, growing, and turning around businesses. He has completed several successful exits totaling over $750M, across embedded software, SaaS, and hardware solutions. By leveraging his background at Analog Devices, Jay has led marketing, sales, engineering, operations, strategic partnerships, business development, new product strategy and execution. As Vice President & General Manager, Jay achieved exits at Teridian, Sierra Monolithics and Mindspeed using his expertise building high performance, execution-oriented multi-disciplinary teams. Jay earned his BS in Electrical Engineering from Worcester Polytechnic Institute and an MBA from Northeastern University.





Dave Watola
Chief Technology Officer & Cofounder

Dave began his career at the Caltech/NASA Jet Propulsion Laboratory after earning his BS and MS in Electrical Engineering at Washington State University. There he researched and implemented advanced receivers, statistical pattern recognition systems, machine learning algorithms and error correcting codes for their Communication Systems Research Section. He went on to help co-found Pivotal Technologies, developing IP for the then-emerging Bluetooth and DVI arena, and was later acquired by Broadcom. He continued his startup work at Solarflare Communications, where he was deeply involved in all aspects of the technology. Dave has subsequently been applying image processing, machine learning, and statistical pattern recognition and decision making techniques to numerous cross-disciplinary software solutions.



Mitul Mehta, MD, MS
Chief Medical Officer & Cofounder

Mitul is a board-certified ophthalmologist with fellowship training in medical and surgical diseases of the retina and practices at UCI's Gavin Herbert Eye Institute. He earned his Medical Degree from the Keck School of Medicine of USC, and also holds a M.S. in BioPhysics from Georgetown and B.S. from MIT, where he first ventured into software startups. He completed fellowship training in vitreoretinal surgery at the New York Eye & Ear, and conducts research on surgical devices and techniques, as well as on vitreoretinal diseases, such as diabetic retinopathy and macular degeneration. Mitul is the cofounder of the online America Retina Forum and the Young Retina Forum as well as the editor of the retina section for the surgical education website, CSurgeries.com.





Brian Kim, MD

Medical Advisor & Cofounder

Brian is a board certified ophthalmologist at Harvard Eye Associates who specializes in the clinical treatment of retinal and macular diseases including macular degeneration, diabetic retinopathy, retinal vascular occlusions and other retinal conditions. He received his B.S. in Mechanical Engineering from Columbia University, and after graduation worked as a database programmer for Accenture in the pharmaceutical and biotechnology division. Brian went on to earn his Medical Degree from Pennsylvania State University, and completed a fellowship in Medical Retina at the Bascom Palmer Eye Institute in Florida, and has more than 15 published and presented novel research projects.



Art Reidel

Board Director

Art has helped build and scale profitable businesses in the pharmaceutical software, electronic design automation, and communications industries for more than 40 years. He was CEO of Scintera and co-founder, chairman and CEO of Pharsight Corporation, where he led its IPO. In addition to his management roles, Art is well known in the investment community, and was a venture



Jerry Fitch

Board Director

Jerry is an active Advisory Board member of the EvoNexus Incubator, as well as Okami Medical and Inceptus Medical Device Incubator. As President & CEO, he led the spinout of Teridian Semiconductor Corp. in conjunction with private equity firm Golden Gate Capital. He successfully transitioned the turnaround of the company, into the clean tech space which was subsequently sold to Maxim

partner at Lightspeed Venture Partners, a general partner of ABS, and currently a Managing Partner at Horizon Ventures. He has recently served as acting President of WhiteHat Security, Chairman of Eye-Fi and Entelos, and currently is a Director of Materna Medical. Art has been an active member of the Band of Angels since 1995, is a partner in the Band's Acorn fund and earned a B.S. in Mathematics from MIT.

Integrated Products for $315M in cash, a 14x multiple in total invested capital. Prior to joining Teridian, Jerry was the CFO of Airport Group Inc. whose primary investors included The Soros Quantum Fund, GE Capital, and Lockheed Martin. Jerry graduated from the University of Southern California with BS in Business.





Offering Summary

Company : Eyedaptic, Inc.

Corporate Address : 23421 South Pointe Drive, Laguna Hills, CA 92653

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $249.60

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 12,500

Maximum Number of Shares Offered : 1,337,500

Price per Share : $0.80

Pre-Money Valuation : $12,029,635.20

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28,

2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds:

Invest within the first week and receive an additional 20% bonus shares

Super Early Bird Bonus:

Invest within the first two weeks and receive an additional 15% bonus shares

Early Bird Bonus:

Invest within the first three weeks and receive an additional 10% bonus shares

Last Chance Bonus:

Invest within the first four weeks and receive an additional 5% bonus shares

Amount-Based:

Amount-Based:

Tier 1: $500+

Quarterly Investor Newsletter from the CEO

Tier 2: $1,000+

5% Bonus Shares

Tier 3: $2,500+

5% Product Price Discount

Tier 4: $5,000+

5% Product Price Discount

5% Bonus Shares

Tier 5: $10,000+

10% Product Price Discount

7% Bonus Shares

Tier 6: $25,000+

15% Product Price Discount

10% Bonus Shares

Tier 7: $50,000+

Early new product access for Beta product

15% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Eyedaptic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting common stock at $0.80/share, you will receive and own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become

available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Concurrently with this offering, the Company may seek to raise funds in other offerings exempt from registration.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Eyedaptic to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 1</u>

Jay VO: Eyedaptic is an augmented reality visual aid company. When I founded this company, I had a long and successful career in technology. My grandmother and great grandmother had AMD and I wondered, is there something we can do? So, together with a strong co-founding team of technologists and retina specialists, we embarked on helping people with AMD. We then recruited a world-class team of advisers in ophthalmology, optometry, low vision and successful CEOs with early-stage investing experience. With multiple patents pending, we are raising further funds to bring our next product to the market.

Dr. Mehta VO: There are nearly 400 million people in the world today with retinal disease, and nearly half of them have macular degeneration. And 90 percent of those people, one hundred and fifty million people, have dry AMD. That's a disease that has no therapy of any kind, certainly no cure. We are providing them help with Eyedaptic.

Jay: We are enhancing vision with software using image processing and machine learning algorithms to help simulate natural vision. Macular degeneration causes a loss of central vision, which is the ability to see fine details. This loss of vision can make everyday tasks harder and rob people of their independence. Dr. Mehta: Our device is an FDA class one exempt device, which means we don't need any regulatory approval. But we ran a clinical trial anyway. Users with our device were able to do activities of daily living, regular life tasks and reading, that they were not able to do with their glasses. Five times as many people were able to do a given task with our device, but not with their glasses. This doubled their visual acuity, effectively moving them out of the legally blind category. Dr. Kammer: When we compared what the patients could do before with just their glasses, whatever they used prior to the study, and then with the AR glasses on both reading and tasks, we found that they were able to see quite a bit further down on the reading chart. So at least twice the improvement. And then all patients were able to do at least one of those three tasks. And before, there were 13 patients that couldn't do any of the tests, not even a single one. Jay: Eyedaptic's mission is to help those with low vision lead a more normal life. Anything from reading, paying bills, watching TV or even going to the grocery store becomes possible again. Our AR visual aid helps optimize remaining peripheral vision with our image-enhancing technologies. Our hands-free approach adapts not only to the user but to their environment and preserves their mobility. So Eyedaptic glasses can help restore independence, like seeing your grandchildren again, going to the store, or being able to read on your own. Be part of investing in our visual aid solution, and help over 150 million people worldwide. You can help people like Brian, who was a software engineer and uses our glasses every day on the computer to help him live the life he wants to lead. Help others realize their dream by investing in Eyedaptic. Thank you.

END

<u>Video 2</u>

VO: So the name of the company is Eyedaptic and we have a device that's called augmented

reality. So I think most people are familiar with virtual reality, yeah and that's sort of where you enclose your whole field of view into a screen. Now, in augmented reality we don't want to close people off because their peripheral vision is perfect.

VO: Right.

VO: So we want to just change the central vision and so what we do here is and on the screen, we have a simulated view of kind of what we see is we try to take the central vision and selectively magnify what's important and we can do that automatically so if you're looking at text the device will actually recognize text and magnify it to your preferred size text no matter what you're looking at and then if you look away it will automatically zoom out.

VO: Wow.

VO: And you can find your context again. So um but if you'll notice on also on the on the screen is that it blends with the outside so if you when you get to the end of the line you have your visual cues to follow that back to the next line and uh and we've and it really keeps your um your scope and your peripheral

GRAPHIC: Are the glasses effective?

VO: So it took some time to come up with this.

VO: Yes, and we've done our clinical trials our initial clinical trials and we've been able to show that that it really enhances reading speed by about five times and it can improve acuity or effective visual acuity by a hundred percent wow um and uh and of course it depends on the type in the in the the specific subtype of of uh macular degeneration that uh somebody develops and it also depends on the level of vision so you know we try to get the brain to adapt to a new way of seeing so the earlier you start really as it progresses further the brain's already well adjusted to using them and the technology by the time it gets to the point where you're really pretty uh impaired.

GRAPHIC: How do the glasses work?

VO: Now we when we look at these in the front you're not really look are you are are you even looking out of these the central optics?

VO: yeah no there's actually two screens that are mounted right behind them.

VO: All right I'm going to let you handle that because that's...

VO: Sure.

VO: I don't want to drop that.

VO: Yeah there are actually two screens that are mounted right behind each of these...

VO: Okay.

VO: Central lenses and there's a camera that's right in front.

VO: Okay.

VO: And there's a computer it's basically a smartphone computer that processes all the images.

VO: Right.

VO: And allows you to do it but the goal is to make this hands-free so no button pushing you know you don't have to worry about futzing with any sort of...

VO: Right you don't need a smart design to pair with it okay.

VO: Put it on and that it should be ready to go.

VO: Wow.

VO: So once we get it all tuned to you and once your brain's able to adapt to it, yeah we really see a significant improvement.

VO: Wow.

VO: for a lot of people about 80 percent of people who use it show a significant improvement in their uh reading ability go through directly to the website uh for Eyedaptic.

GRAPHIC: Can I get more information?

VO: Go through directly to the website for Eyedaptic, eyedaptic.com.

VO: Okay.

VO: And uh send them an email and we're more than happy to get you suited up.

GRAPHIC: What's next?

VO: The augmented reality technology is just going to get better and better and we're able to adapt with the changing technology so as the devices get better we can get better so the sky is the limit really for us.

VO: Yeah. I think it is too.

GRAPHIC: Eyedaptic logo. www.eyedaptic.com

END

Video 3

My eyesight, the way it is I would be considered legally blind. My attitude is I'm not going to let that slow me down, I'm going to live my life to the fullest and Eyedaptic has been a big plus and letting me live my life to the fullest, I can now read which i couldnt before other than cumbersome magnifying glasses. Its almost as good as it used to be when i had perfect vision. Im not being slowed down, and Eyedaptic is giving me that gift. Im very very happy with it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4093608

FILED
Secretary of State
State of California
DEC 15 2017

ARTICLES OF INCORPORATION
WITH STATEMENT OF CONVERSION

ARTICLE I

The name of the corporation ("Corporation") is: **EYEDAPTIC, INC.**

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue shares of two series of common stock. One series shall be voting and the other series shall be non-voting (except as may be required by law). The total number of shares which this corporation is authorized to issue is 20,000,000; which includes 14,000,000 shares of voting stock, and 6,000,000 shares of non-voting stock.

ARTICLE IV
(Statement of Conversion)

The name of the converting California limited liability company is Eyedaptic, LLC. The limited liability company's California Secretary of State file number is 201626310082. The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote and the percentage required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

ARTICLE V

A. The initial street address and mailing address of the converted corporation is:

7 San Simeon
Laguna Niguel, California 92677

B. The name of the converted corporation's initial agent for service of process is:

GKL Corporate/Search, Inc.

-1-

ARTICLE VI

This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law.

I declare I am the person who executed this instrument, which execution is my act and deed.

Dated: December 15, 2017

JAY CORMIER,
Manager of Eyedaptic, LLC
and Incorporator



A0848677

4093608

FILED
Secretary of State
State of California
OCT 2 7 2020

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

OF

EYEDAPTIC, INC.

The undersigned certify that:

1. He is the President and Secretary of EYEDAPTIC, INC., a California corporation.

2. Article III of the Articles of Incorporation of this corporation is amended to read as follows:

"ARTICLE III

This corporation is authorized to issue shares of two series of common stock. One series shall be voting and the other series shall be non-voting (except as may be required by law). The total number of shares which this corporation is authorized to issue is 25,000,000; which includes 16,000,000 shares of voting stock and 9,000,000 shares of non-voting stock."

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 12,287,044, of which 10,127,044 are voting shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: October 21, 2020

Jay Cormier, President and Secretary